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                            May 27, 2022

       Siping Xu
       Chief Executive Officer
       MDJM LTD
       Xikang Road, Heping District, Tianjin
       Suite C-1505, Saidun Center
       People's Republic of China

                                                        Re: MDJM LTD
                                                            Amendment No. 2 to
Registration Statement on Form F-3/A
                                                            Filed May 6, 2022
                                                            File No. 333-261347

       Dear Mr. Xu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 27, 2022 letter.

       Amendment No. 2 to Registration Statement on Form F-3

       Cover Page

   1. We note your revised disclosure and response to comment 2, and we reissue the comment in part. In the eighth
paragraph on the Cover Page and on page 18 you state that the securities being
offered are of "our" offshore holding company in the Cayman
                                                        Islands, which suggests
that your use of "we" refers to an entity other than the Cayman
                                                        Islands holding
company. Please revise to clarify. Please also revise the page 11 reference to "our VIE
Agreements with Mingda Tianjin" to avoid using "we" and "our"
                                                        when describing
activities or functions of a VIE. Additionally, please revise the seventh paragraph where you
define MDJH LTD and Mingda Tianjin to clarify, if true, that your
 Siping Xu
FirstName  LastNameSiping Xu
MDJM LTD
Comapany
May        NameMDJM LTD
     27, 2022
May 27,
Page 2 2022 Page 2
FirstName LastName
         CEO controls those and other entities that conduct or direct the operations of the VIEs and their subsidiaries.
Summary, page 3

2. We note your response to comment 8 and the statement on page 4 that operations are conducted by MD UK, Mansions Estate, and Mingda Tianjin. Please revise to reconcile with references on page 14 and elsewhere to "VIEs and subsidiaries." Please revise to identify the entities, including any subsidiaries and other VIEs where operations are conducted.
Selected Condensed Consolidating Financial Schedule, page 14

3. Please address the following with respect to your Selected Condensed Consolidating
         Financial Schedule:
             Please revise your Condensed Consolidating Statements of Operations and
             Comprehensive Income and your Condensed Consolidating Statements of Cash
             Flows to separately present intercompany amounts.
             Please clarify why the WFOE does not report any revenue. In this regard we note your disclosure on page 4 that under the Exclusive Business Cooperation Agreement the WFOE is entitled to collect a service fee approximately equal to the net income of
             Mingda Tianjin after the deduction of the required PRC statutory reserve.
             Please expand your disclosure to include a narrative discussion explain the facts and circumstances that have given rise to intercompany balances (e.g. Inter group balances due to/from VIEs, WFOE and subsidiaries) and your intentions related to the settlement of those balances.
Risk Factors, page 18

4. We note your amended disclosure in response to comment 11. We reissue the comment in part. As it pertains to the Holding Foreign Companies Accountable Act (HFCAA) please disclose the material risk of your shares being delisted if the PCAOB is unable to inspect your auditor for three consecutive years in addition to your disclosure of the material risk of the prohibition of trading in your shares in such a circumstance. Enforcement of Civil Liabilities, page 46

5. We note your amended disclosure in response to comment 13. Please further revise your
         Enforcement of Civil Liabilities disclosure to identify and provide the residence of each officer and director that resides outside the United States. Further, please provide a risk factor regarding the difficulty of shareholders to enforce their legal rights under United
         States securities laws given that all of your directors and executive officers appear to be in
         China. Your risk factor should indicate that it will be more difficult to enforce liabilities, effect service of process and enforce judgments on those individuals. Lastly, we note that you have included a summary risk factor regarding the Enforcement of Civil Liabilities against your officers and directors located outside the United States. Please revise your
 Siping Xu
MDJM LTD
May 27, 2022
Page 3
         summary risk factor to cross reference to the disclosure about such risks within the prospectus.
General

6. We note your amended disclosure in response to comments 5 and 6, specifically the identification of your PRC counsel. However, we note the absence of an
Exhibit 23.3
         which you stated in your response letter would be the exhibit containing your PRC
         Counsel's consent to being named in the prospectus. Please file your PRC Counsel's consent to being named in the prospectus as requested in previous comments 5 and 6.
       You may contact Austin Wood at 202-551-5586 or Jim Lopez at 202-551-3536 if you have questions.



FirstName LastNameSiping Xu                                    Sincerely,
Comapany NameMDJM LTD
                                                               Division of
Corporation Finance
May 27, 2022 Page 3                                            Office of Real
Estate & Construction
FirstName LastName